Eurasian Minerals Inc.

NEWS RELEASE

Eurasian Minerals Reports Initial Shipment from
the Balya Lead-Zinc-Silver Royalty Property in Turkey

Vancouver, British Columbia, December 23, 2015 (TSX Venture: EMX; NYSE MKT: EMXX) --  Eurasian Minerals Inc. (the “Company” or “EMX”) is pleased to announce it has been advised of the initial shipment of material for processing from the Balya lead-zinc-silver royalty property by owner and operator Dedeman Balya Kursun Cinko Isletmeleri A.S. EMX retains an uncapped 4% net smelter return royalty on the Balya property, which is located in the historic Balya mining district of northwestern Turkey. The Dedeman group (collectively "Dedeman") includes privately-held Turkish mining companies with active operations that produce lead, zinc, silver, and chromite.

Discussion of Hastanetepe Production. Since acquiring the Balya property from EMX, Dedeman has built asset value for the property through drilling and initial development of the Hastanetepe lead-zinc-silver deposit. Hastanetepe is a moderately dipping, 750 by 450 meter zone that extends from depths of 10-20 meters to 200-300 meters as multiple stacked horizons of lead-zinc-silver mineralization primarily developed along contacts between limestone and dacitic intrusions. Mineralization remains open for expansion in multiple directions. Please see the attached map for more information.

Dedeman's development work has concentrated on an area of shallow, high grade mineralization on the northeast margin of Hastanetepe, with a production shaft and two working levels at 45 and 75 meters below the surface. Dedeman advises that they have produced and stockpiled about 6,000 tonnes of run-of-mine material in 2015. The stockpiles have been segregated according to combined lead and zinc mineralization (exclusive of by-product silver credits) as "high grade" (> 15% Pb+Zn), "medium grade" (8-15% Pb+Zn), and "low grade" (< 8% Pb+Zn) material. The first shipment of approximately 500 tonnes of high grade material and 3,700 tonnes of medium grade material have been shipped to Dedeman's mill at Kayseri for processing.

Balya Overview. The Balya property is covered by one exploitation license. Since originally acquiring the property from EMX in 2006, Dedeman has conducted over 36,000 meters of diamond drilling in addition to the recent underground development. Drilling conducted during preparation for initial shaft sinking in 2013 encountered a zone of high grade lead-zinc-silver mineralization, including an intercept of 7.9 meters (49.0 -56.9 m) averaging 15.42% lead, 12.33% zinc, and 219.9 g/t silver in hole DB-74 (true width interpreted as 70% of reported interval length). Based upon the encouraging drill results, Dedeman adjusted the location of the shaft and put the current mine plan into production earlier in 2015.

In addition to the Hastanetepe Zone, Dedeman's earlier drilling identified lead-zinc-silver mineralization in the "Southern Zone" adjacent to the Esan Eczac ba Endustriyel Hammaddeler Sanyai ve Tic. A.S. (“Esan”) underground mining complex. The Southern Zone highlights the upside exploration potential of the Balya property, as well as the possible synergies that could be realized with Esan's nearby processing facilities.

Comments on Sampling, Assaying, QA/QC, and Adjacent Properties. Dedeman's drill samples were collected in accordance with industry standard best practices. The samples were submitted to ALS Chemex laboratories in Izmir, Turkey for sample preparation, and Vancouver, Canada (ISO 9001:2000 and 17025:2005 accredited) for analysis. Silver and base metal analyses were determined by four acid digestion and ICP MS/AES techniques. Over limit analyses for lead (Pb > 20%) and zinc (Zn > 30%) are performed by volumetric titration techniques. Dedeman performs routine QA/QC analyses on their assay results, including the utilization of certified reference materials, blanks, and duplicate samples.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EurasianMinerals.com

EMX's review of Dedeman's Balya underground mining operation was based upon field assessments, check sampling, and a report produced by DAMA Muhendislik Proje ve Maden San. Tic. A.S., an internationally recognized engineering company based in Ankara, Turkey.

Esan's project in the district provides context for EMX's Balya royalty property, which occurs in a similar geologic setting. However, this is not necessarily indicative that Balya hosts mineralization with similar tonnages or grades.

About EMX. Eurasian is a global gold and copper exploration company utilizing a partnership business model to explore the world's most promising and underexplored mineral belts. Eurasian generates wealth via grassroots prospect generation, strategic acquisition and royalty growth. Please see www.eurasianminerals.com for more information.

Mr. Michael P. Sheehan, CPG, a Qualified Person as defined by National Instrument 43-101 and employee of the Company, has reviewed, verified and approved the disclosure of the technical information contained in this news release.

David M. Cole	Scott Close
President and Chief Executive Officer	Director of Investor Relations
Phone: (303) 979-6666	Phone: (303) 973-8585
Email: Dave@EurasianMinerals.com	Email: SClose@EurasianMinerals.com
Website: www.EurasianMinerals.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements
This news release may contain “forward looking statements” that reflect the Company’s current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as “estimate,” “intend,” “expect,” “anticipate,” “will”, “believe”, “potential” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause Eurasian’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company’s MD&A for the nine-month period ended September 30, 2015 (the “MD&A”) and most recently filed Annual Information Form for the year ended December 31, 2014 (the “AIF”) and Form 20-F for the year ended December 31, 2014, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF, financial statements and Form 20-F of the Company, is available on SEDAR at www.sedar.com and on the SEC’s EDGAR website at www.sec.gov.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EurasianMinerals.com

Eurasian Minerals™
Balya Royalty Property
Shaft
Dedeman License
(EMX 4% NSR)
Esan License
Hastanetepe
Zone
Southern
Zone
Shaft
Zone of
Mineralization
Area of
Esan
Mining
Complex
Portal
Mill Site
N
W
E
S
500 m
Dec 2015
Drill Hole
Grade x Thickness
(ZnEq% x Meters)*
> 500
300 - 500
150 - 300
75 - 150
25 - 75
< 25
*Grade x Thickness (ZnEq x Meters) calculated from intervals > 2% ZnEq. ZnEq calculated as Zn%+Pb%+(Ag g/t * 0.026), and assumes that recoveries and net smelter returns are 100%. Assumed metal prices are $1/lb for Pb and Zn, and $17.50/oz for Ag. True widths vary from 60-90% of the drill intercepts.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EurasianMinerals.com